Exhibit 4.3

DESCRIPTION OF VILLAGE BANK AND TRUST FINANCIAL CORP.’S SECURITIES

As of December 31, 2020, the common stock of Village Bank and Trust Financial Corp. (the “Company”) was the only class of its securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary description of the material features of the Company’s common stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company’s articles of incorporation and bylaws, each as amended. For more information, refer to the Company’s articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act and federal laws governing banks and bank holding companies.

General

The Company is authorized to issue 10,000,000 shares of common stock, par value $4.00 per share. Each share of the Company’s common stock has the same relative rights as, and is identical in all respects to, each other share of the Company’s common stock. The Company’s common stock is listed on the Nasdaq Capital Market under the symbol “VBFC.” Computershare, Inc., 250 Royall Street, Canton, Massachusetts, is the transfer agent for the Company’s common stock.

Voting Rights

Except as otherwise provided by law, each holder of the Company’s common stock has one vote per share on all matters voted upon by shareholders. Directors are elected by a plurality of the votes cast and shareholders do not have the right to accumulate their votes in the election of directors.

Dividends

Holders of shares of the Company’s common stock are entitled to receive dividends when and as declared by the Company’s board of directors out of funds legally available therefor. The payment of distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, the Company’s ability to pay dividends is affected by the ability of Village Bank, the Company’s bank subsidiary, to pay dividends to the Company. The ability of Village Bank to pay dividends is influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding up, the holders of shares of the Company’s common stock are entitled to receive, in cash or in kind, the Company’s assets available for distribution remaining after payment or provision for payment of the Company debts and liabilities and after satisfaction of all liquidation preferences applicable to any preferred stock.

Classes of Directors

The Company’s board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms.

No Preemptive or Conversion Rights; Redemption and Assessment

Holders of shares of the Company’s common stock do not have preemptive rights to purchase additional shares of common stock and have no conversion or redemption rights. The Company’s common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Preferred Stock

The Company’s board of directors may, from time to time, without shareholder approval, issue shares of the Company’s authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the board of directors may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, then existing market conditions and other factors that, in the judgment of the Company’s board, might warrant the issuance of preferred stock.

Anti-takeover Considerations

Certain provisions of the Company’s articles of incorporation and bylaws may discourage attempts to acquire control of the Company. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the Company’s board of directors did not approve. These provisions include the following:

Classified Board of Directors. The Company’s board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provision in the articles of incorporation that permits the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Authorized Preferred Stock. The Company’s articles of incorporation authorize the board of directors, subject to applicable Virginia law and federal banking regulations, to authorize the issuance of preferred stock at such times, for such purposes and for such consideration as the board may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of the Company by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

Supermajority Voting Provisions. The Company’s articles of incorporation state that certain significant corporate actions must be approved by a majority of all the votes entitled to be cast on the action by each voting group entitled to vote at a meeting at which a quorum of the voting group is present, provided that the action has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the action is not so approved and recommended by two-thirds of the directors in office, then the action must be approved by the affirmative vote of 80% or more of all of the votes entitled to be cast on such action by each voting group entitled to vote. These significant corporate actions include: adoption of amendments to the Company’s articles of incorporation; adoption of plans of merger or share exchange; sales of all or substantially all of the Company’s assets other than in the ordinary course of business; and adoption of plans of dissolution.

No Cumulative Voting. The Company’s articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for the Company’s shareholders to elect nominees opposed by the board of directors.

Shareholder Meetings. Pursuant to the Company’s bylaws, special meetings of shareholders may be called only by the Company’s president or board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders’ meetings unless they are able to persuade the president or a majority of the board of directors to call a special meeting.

Advance Notification Requirements. The Company’s bylaws require a shareholder who desires to raise new business, or nominate a candidate for election to the board of directors, at an annual meeting of shareholders to provide advance notice of at least 60 days and not more than 90 days before the date of the scheduled annual meeting; provided that in the event that less than 70 days’ notice or prior public disclosure of the date of the scheduled annual meeting is given or made, notice by a shareholder, to be timely, must be received not later than the close of business on the 10th day following the earlier of the date on which such notice of the meeting was mailed or the date public disclosure of the meeting was made. The bylaws require a shareholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing shareholder. Such requirements may discourage the Company’s shareholders from submitting nominations and proposals.